

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   October 24, 2008

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
10600 North De Anza Boulevard, Suite 250
Cupertino, California 95014

> **Re: World Waste Technologies, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14A**
> **Filed October 15, 2008**
> **File No. 001-11476**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-11476**
>
> **Form 10-Q for the Period Ended June 30, 2008**
> **Filed August 15, 2008**
> **File No. 001-11476**

Dear Mr. Pimentel:

We have reviewed the above referenced filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 2 in our letter dated September 25, 2008. Since World Waste's board of directors considered Vertex Nevada's financial projections and forecasts when making its decision to approve the merger and Livingstone reviewed these projections and forecasts in conjunction with issuing the fairness opinion, these projections and forecasts appear material and must be disclosed in the filing. Please revise accordingly.

2. Please clarify whether the funds to pay the $5 million distribution to Vertex Nevada will come from Vertex or World Waste.

Mr. John Pimentel
World Waste Technologies, Inc.
October 24, 2008
Page 2

3. Please note that we are still reviewing your response to comment 3 in our letter
    dated September 25, 2008. If necessary, we will issue a follow up comment on
    your response at a later date.

Cover Page

4. Please clarify that Vertex is the acquiring company.

5. Please delete the information regarding Vertex Nevada's business since the cover
    page should be limited to the key aspects of the transaction.

6. Please disclose who Mr. Cowart is.

7. In the first bullet on the second page where you discuss the approval of the
    merger, please cross-reference the anticipated modifications on page 10 since they
    would part of an approval of the merger.

Summary of the Proxy Statement, page 5

The Merger, page 5

8. Please include the cash consideration and debt assumption consideration to be
    received in the merger. Please clarify in the Opinion of the Financial Advisor
    section what consideration Livingstone determined was fair. If it excluded the
    cash or debt assumption portions, please disclose this. We note your disclosure
    on page 37.

The Merger, page 27

General Description of the Merger, page 27

9. We note your revised disclosure in response to comment 11 in our letter dated
    September 25, 2008. However, please also briefly disclose why Vertex Nevada
    will assume up to $1.6 million of Vertex LP's indebtedness and other specified
    liabilities.

Fairness Methodology, page 38

10. We note your response to comment 19 in our letter dated September 25, 2008.
    Given the limited assets and operations of Vertex Nevada, it remains unclear how
    you determined certain of the companies listed should be included in your
    comparable company analysis for valuation purposes. For example, we note that
    the list includes Allied Waste Industries, Inc., Chevron Corp, and Exxon Mobil
    Corp, which appear to be clearly more significant than Vertex Nevada in terms of

assets and operations. Please clearly disclose how it was determined which companies were similar.

11. You disclose that Livingstone applied a 10% comparability discount to its findings to account for the size discrepancy. Please further expand your disclosure to state specifically what amount the 10% comparability discount was applied to and how they determined 10% was the appropriate discount percentage. For example, please clarify if the 10% comparability discount was applied to the enterprise values.

12. Please disclose the TTM value used in the calculations for the fairness opinion analyses.

<u>1(b) Comparable Transaction Analysis, page 40</u>

13. In the Fairness Memorandum, we note that Livingstone considered several other transactions when performing this analysis. Please tell us why you did not include all transactions in the filing. Additionally, please also tell us why you did not include disclosure regarding the Valuation Summary and the Biogasification Asset Transfer Fairness Summary in the filing.

<u>Selected Unaudited Pro Forma Combined Financial Information, page 73</u>

14. We reissue comment 29 in our letter dated September 25, 2008. Please provide the historical, pro forma per share data, and equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form S-4, or tell us where it has been provided. Refer to Instruction 1 to Item 14 of Schedule 14A.

<u>Management's Discussion and Analysis of Results of Operations and Financial Conditions – Vertex Nevada, page 77</u>

<u>Components of Revenues and Expenses, page 77</u>

15. We reissue comment 30 in our letter dated September 25, 2008. Please provide a description of the types of items included in the costs of revenues line item, or tell us where it has been provided. It appears that the discussion of operating expenses is actually related to the expenses included in the cost of revenues line item. Please clarify. Your description of cost of revenues should include disclosures as to whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please also disclose:
   - the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

- that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Allocation of Expenses, page 79

16. We note your response to comment 37 in our letter dated September 25, 2008. Please expand your disclosures to address each line item on your statements of operations, including revenues and cost of revenues. For each item included in each statement of operations line item, you should state whether the amount represents a direct income or expense of the carved-out operations or whether the amount has been allocated. Please also disclose how you determined whether or not the item is a direct income or expense of the carved-out operations. For each item allocated in the carve-out financial statements, please clearly disclose the allocation method used.

Results of Operations for the Fiscal Year Ended December 31, 2007 Compared to the Fiscal Year Ended December 31, 2006, page 82

17. We reissue comment 31 in our letter dated September 25, 2008. Please expand your discussion of the results of operations for annual periods to also provide a discussion regarding cost of revenues and corresponding gross profit amounts. Refer to Item 303(a)(3)(ii) of Regulation S-K. In this regard, there appears to be a significant increase in the gross profit percentage from the fiscal year ended December 31, 2006 to the fiscal year ended December 31, 2007 related to the refining segment, which should be clearly explained.

Financial Statements

Vertex Energy, L.P.

General

18. We note your response to comment 36 in our letter dated September 25, 2008. Please address the following:
   - As previously requested, please disclose how you determined it was appropriate to provide carve-out financial statements instead of complete financial statements for Vertex Energy L.P;
   - For adjustment (a), please tell us how you determined which cash balance is related to the carved-out operations;
   - For adjustment (d), please tell us how you determined which portion of prepaid expenses is related to the carved-out operations. If amounts were

allocated, please tell us the allocation methodology used. Please also help us understand why you are adding $47,775 to the Vertex Energy, L.P. column to arrive at the carve-out financial statement amount;

- For adjustment (e), please tell us how you determined that the CD's are not related to the carved-out operations;
- For adjustment (f), please clarify whether this property, plant, and equipment was ever used for the carved-out operations;
- For adjustment (g), please confirm that none of the assets, liabilities, or operations of the collection company acquired are included in the carve-out financial statements;
- Please clearly explain the nature of each of the liability adjustment amounts and correspondingly why the liability amounts have been excluded from the carve-out financial statements. Please also explain the nature of any liability amounts being added to arrive at the carve-out financial statement amounts;
- Please expand your explanations for adjustment (h) and (i) to clearly explain why the liability amounts have been excluded from the carve-out financial statements; and
- Please provide an explanation for each line item on your statements of operations to clearly explain the amounts that have been excluded from the carve-out financial statements. Please also expand your explanation for adjustment (j) to describe the nature of these revenues and how you determined that they were not related to the carved-out operations.

Audited Financial Statements

Notes to the Financial Statements

Note 1. Basis of Presentation and Nature of Operations, page F-7

19. We note your response to comment 37 in our letter dated September 25, 2008 and the additional disclosures provided on page 79. Please provide similar disclosures in the notes to the financial statements.

Company Operations, page F-7

20. We note your response to comment 39 in our letter dated September 25, 2008. In a similar manner to your response, please disclose why there are no long-term assets allocated to Vertex Energy, L.P., how you are able to operate your business with no long-term assets, and what exactly is being acquired in the merger. It should be clear what the carve-out entity will be able to do on its own and what they will need help with from Vertex Energy, L.P. and others. You should provide these disclosures throughout the filing, including in the notes to the financial statements, the business section, the risk factors section, and MD&A.

21. You provide a list of transactions and relationships that you anticipate will continue following the merger. Please confirm that this is a complete list of all of the transactions and agreements that need to be in place in order for you to operate your business. If not, please provide a complete list. Please also disclose your basis for assuming that these transactions and agreements will be in place in order for you to be able to continue to operate your business, including whether you have received any firm commitments in this regard. Please also clarify which agreements were in place in prior periods and which are new agreements that you plan to enter into. You should also disclose the risk associated if each one is not consummated.

22. We note your response to comment 40 in our letter dated September 25, 2008. Please clearly disclose the risks of not having a non-compete agreement signed by Vertex Energy, L.P. and its affiliates.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-8

23. We note your response to comment 34 in our letter dated September 25, 2008. Please disclose how you determined it was appropriate to treat the commodity contracts as cash equivalents based on the guidance of paragraphs 8 through 10 of SFAS 95.

Income Taxes, page F-9

24. We reissue comment 41 in our letter dated September 25, 2008. Please disclose which method was used to arrive at the pro forma income tax amounts. For example, please state if you used the separate return method. Refer to Question 3 of SAB Topic 1:B.1.

Commodity Contracts, page F-10

25. We note your response to comment 34 in our letter dated September 25, 2008. You disclose that you used heating oil and unleaded gas options and futures contracts to manage a portion of your exposure to fluctuations in feedstock and processed inventory prices. Please tell us what line item on your statements of operations reflects the costs of using heating oil and unleaded gas in your normal operations. It would appear that these costs would be reflected in your determination of income of operations. Please also further advise how you determined it would not be appropriate to reflect the gains or losses associated with these contracts in the same line item.

Note 8. Subsequent Events, page F-14

26. We note your response to comment 44 in our letter dated September 25, 2008 and the disclosures provided on page 66. Please also provide these disclosures in the notes to the financial statements.

Unaudited Financial Statements

27. Please address the above comments, as applicable.

Vertex Energy, Inc.

Financial Statements

Note 5. Stock Compensation, page F-31

28. We note your response to comment 47 in our letter dated September 25, 2008. Please confirm that the only equity transactions which have occurred during periods presented are those included in this note to the financial statements. If not, please tell us where the other equity transactions are disclosed.

29. You disclosed that the fair value of the options granted in May 16, 2008 and June 2, 2008 was determined using the Black Scholes valuation model. Please disclose the fair value of your common stock used in arriving at the fair value of the options as well as your basis for this fair value. Please indicate whether the fair value was contemporaneous or retrospective.

Unaudited Pro Forma Combined Financial Information, page F-75

30. We note your response to comment 48 in our letter dated September 25, 2008. Please clearly disclose how you determined that a business is being transferred to Vertex Energy, Inc. as well as how Vertex Energy, Inc. will be able to continue these operations without the assets and liabilities related to these operations. You should provide these disclosures in your pro forma financial information as well as throughout the filing. Your response indicates that you considered the guidance of EITF 98-3 in making the determination that a business is being transferred. Please provide us with a comprehensive explanation as to your consideration of each of the elements listed in paragraph 6 of EITF 98-3 and how your evaluation of each of these elements led you to determine that all of the inputs and processes necessary to continue to conduct normal operations were transferred as well as that the transferred entity has the ability to sustain a revenue stream by providing its outputs to customers.

31. We note your response to comment 49 in our letter dated September 25, 2008. Please address the following:

- Please explain your consideration of each of the factors listed in paragraph 17 of SFAS 141; and
- Your disclosures indicate that Benjamin P. Cowart will control Vertex Energy, Inc. after the merger. It appears that this is due to his ownership of 100% of the Vertex Energy, Inc. Series B Preferred Stock, which entitles the holder to appoint four of the five directors. Your disclosures also indicate that the Series B Preferred Stock will automatically be redeemed upon the occurrence of certain events including if the shares of Vertex Energy, Inc. have been approved for listing on a national securities exchange. Tell us what consideration you gave to these terms in determining who the accounting acquirer is.

32. We note your response to comment 51 in our letter dated September 25, 2008. Please clearly identify each contractual agreement which will be in place subsequent to the merger, including the terms of each of these agreements. Please also show precisely how you arrived at each adjustment amount related to each of these contractual agreements in a note to the pro forma financial information. This note should include a discussion of any significant assumptions and estimates used to arrive at these amounts.

33. We note your response to comment 52 in our letter dated September 25, 2008. Please disclose whether the replacement options will be vested or unvested and how many of each type. Please discuss the accounting impact of each type. For example, if vested options were granted, you should address how you determined that the value of these should not be included in your purchase price consideration. You disclose that the exchange options will be valued at the merger date and the related compensation cost will be recognized ratably over the remaining vesting periods. Please disclose how long the vesting periods are. You disclose that the pro forma financial statements do not include the potential impact of this modification due to the uncertainties associated with assessing valuations in advance of the actual measurement date. Please tell us what consideration you gave to showing the pro forma effect of these based on the current estimated fair value.

34. We note your response to comment 53 in our letter dated September 25, 2008. It appears that you are including the warrants to purchase shares with a nominal exercise price in certain disclosures regarding outstanding shares of common stock and excluding these shares in other places. Please clarify why there is not consistent treatment. Please also disclose the number of warrants with nominal exercise prices as well as how you are accounting for these warrants, including how you are reflecting these warrants in your determination of earnings per share amounts.

35. We note your response to comment 54 in our letter dated September 25, 2008. It is not clear how you arrived at each adjustment amount related to proceeds from a

new credit facility, removal of Vertex Energy, LP cash balance, and settlement of outstanding World Waste obligations, including any estimates or assumption used to arrive at these amounts. Please revise your disclosures as necessary. Please also specifically disclose your basis for assuming proceeds from a new credit facility.

36. We note your response to comment 56 in our letter dated September 25, 2008. Please disclose how you arrived at the initial carrying value of the Series B Preferred Stock in accordance with paragraph 15 of EITF Topic D-98.

Note 1. Pro Forma Assumptions and Adjustments, page F-80

37. We note your response to comment 62 in our letter dated September 25, 2008 and the disclosures provided in note (f). Please clearly show how you are arriving at the amount of the adjustment for additional paid-on capital of World Waste Technologies, Inc.

38. Please expand your disclosures in note (h) to address the nature of the prepaid expenses which are reflected in the pro forma adjusted column and how you determined that they would provide value to you after the closing of the merger.

Note 4. Earnings (Loss) Per Share, page F-82

39. We note your response to comment 60 in our letter dated September 25, 2008. The first three columns of the pro forma statement of operations should reflect historical results. In this regard, it is not clear how you arrived at a basic and diluted EPS and weighted average number of shares outstanding for the carve-out entity of Vertex Energy, LP. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS in a note to the pro forma financial statements. Please clearly disclose how you arrived at the pro forma weighted average shares and corresponding EPS amounts.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

40. Please address the above comments in your future filings as applicable.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

41. Please address the above comments in your interim filings as well.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Lawrence P. Schnapp, Esq.
        Troy Gould PC
        1801 Century Park East, Suite 1600
        Los Angeles, California 90067